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SECURI 07000987 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BB&T Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South College Street, 8th Floor
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren L. Earnhardt (704) 954-1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Centre Point Drive, Suite 250 (Address) Greensboro (City) NC (State) 27409 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KC 3/14

OATH OR AFFIRMATION

I, Darren L. Earnhardt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BB&T Investment Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

My Commission Expires 09-05-2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Auditors

To the Board of Directors and Shareholder of
BB&T Investment Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of BB&T Investment Services, Inc. (the "Company") at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2007

BB&T Investment Services, Inc.
(A wholly owned subsidiary of Branch Banking & Trust Company)
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 21,100,898
Cash segregated under regulation	23,938
Securities owned, at fair value	14,890,212
Accrued interest receivable	107,988
Receivable from clearing broker	223,984
Commissions and fees receivable	2,136,437
Furniture, equipment and software (less accumulated depreciation of $1,830,917)	1,203,386
Deferred tax asset	400,095
Other assets	761,311
Total assets	$ 40,848,249
Liabilities and Shareholder's Equity	
Accounts payable and other accrued liabilities	$ 283,118
Compensation payable	1,204,293
Deferred revenue	1,494,715
Total liabilities	2,982,126
Commitments and contingencies (Note 11)	
Shareholder's equity	
Common stock, no par value; 10,000 shares authorized; 10,000 shares issued and outstanding	700,000
Additional paid-in-capital	2,450,141
Retained earnings	34,715,982
Total shareholder's equity	37,866,123
Total liabilities and shareholder's equity	$ 40,848,249

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

BB&T Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Branch Banking & Trust Company (the "Parent"), which is a wholly owned subsidiary of BB&T Corporation (the "Corporation"). The Company is incorporated in the state of North Carolina and is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company clears customer transactions with a clearing broker on a fully disclosed basis. The Company provides discount brokerage services, mutual funds, government and municipal bonds and fixed and variable rate insurance annuity products to customers located primarily in the Southeast region of the United States of America. The Company is also registered as an investment adviser with the State of North Carolina.

2. Summary of Significant Accounting Policies

Basis of Presentation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Customers' transactions, including related commission income, expense and clearing costs, are recorded on a trade date basis.

Annuity and Fee Income
Annuity income is recognized as earned and represents commissions on sales of annuity products. Fee income is recognized as earned and represents fees pursuant to mutual fund shareholder administration and servicing distribution plans.

Deferred Revenue
The Company receives income from an affiliated entity for the sale of a fee-based product, which contains a redemption provision that is exercisable by the client. The maximum redemption provision period is 3 years from the sale of the product. Upon the receipt of commissions related to the sale of the product, a liability is recorded and subsequently recognized into income over a period from inception through the expiration of the redemption option. If the redemption provision is exercised by the client prior to expiration, an amount equal to the unearned revenue is refunded to the affiliated entity. Refer to Note 7 for additional information.

Related to the sale of this product, commissions are paid to the Company's sales agents at the inception of the contract. A prepaid asset is recorded and subsequently recognized as commission expense over a period from inception through the expiration of the redemption option. If the redemption provision is exercised by the client prior to expiration, any unearned commission compensation on the part of the sales agents is deducted from that sales agent's future compensation. The prepaid asset associated with these commissions for the year ended December 31, 2006 was $393,834 and is included in other assets on the statement of financial condition.

Interest Income
Interest income on securities is recognized in interest income on an accrual basis.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents including investments in certain money market mutual funds of affiliated entities.

Cash Segregated under Regulation
The Company estimates breakpoint refunds due to eligible customers based on historical trading and survey responses. The estimated refunds due to customers are included in a designated cash account and are recorded as a liability for the same amount. Refer to Note 11.

Securities Owned
Securities owned represent U.S. Treasury obligations held by the Company with its clearing broker. These transactions are recorded on a trade date basis and are carried at fair value.

Furniture, Equipment and Software
Furniture, equipment and software are stated at cost less accumulated depreciation and amortization. Software is for internal use only. These assets are depreciated using the straight-line method over their estimated useful lives, which are generally two to ten years.

Income Taxes
There are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

Equity-Based Compensation
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"), which is a revision of SFAS No. 123, *Accounting for Stock Based Compensation* ("SFAS 123"). SFAS 123R supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and amends SFAS No. 95, *Statement of Cash Flows*. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be expensed based on their fair values.

The Corporation adopted SFAS 123R on January 1, 2006, using the modified-prospective method, which requires the recognition of compensation costs beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date

and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date.

Certain employees of the Company participate in the Corporation's equity-based compensation plans, which provide for the issuance of the Corporation's stock-related awards, such as stock options and restricted stock units. For the year ended December 31, 2006, $259,088 of compensation costs were allocated to the Company by the Corporation related to equity-based compensation in accordance with SFAS 123R. As of December 31, 2006, there was approximately $647,000 of unrecognized compensation costs related to the Company's allocation of the Corporation's equity-based awards that is expected to be recognized over a weighted-average life of 3.7 years.

3. Securities Owned

The Company deposits its excess cash in U.S. Treasury bills with average maturities of 6 months or less as well as money market mutual funds. At December 31, 2006, the Company held U.S. Treasury bills with a fair value of $14,890,212.

4. Furniture, Equipment and Software

Furniture, equipment, software and leasehold improvements consist of the following:

	Estimated Useful Life	
Furniture	10 years	$ 425,549
Equipment	2–5 years	2,570,458
Leasehold improvements	2–5 years	5,550
Software	2–5 years	32,746
		3,034,303
Less: Accumulated depreciation and amortization		(1,830,917)
		$ 1,203,386

5. Receivable From Clearing Broker

Amounts receivable from the clearing broker of $223,984 primarily represent amounts due for commissions earned on customer transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature.

The Company has entered into an agreement with a broker-dealer whereby the broker acts as the Company's clearing broker. The clearing broker executes the Company's customer transactions, extends margin credit to the Company's customers secured by the customers' securities, clears transactions and acts as custodian. The Company earns commissions as an introducing broker for the transactions of the customers. The clearing broker pays the Company a fee earned on customer margin balances, and charges the Company for brokerage, clearance, exchange fees and other service contract costs, which is included in clearance and service contract costs in the

statement of operations. The Company uses the clearing broker's systems to support daily operations.

The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines. Outstanding margin balances held by the clearing broker related to the Company's customers were approximately $15,100,290 at December 31, 2006.

6. Commissions and Fees Receivable

The Company executes a substantial amount of its customer transactions directly with various mutual fund and annuity companies. As agent, and pursuant to selling and distribution arrangements, the Company receives commission and fee income directly from the respective mutual fund or annuity companies, including affiliated entities. At December 31, 2006, the correlated receivables, included in commissions and fees receivable on the statement of financial condition totaled $2,136,437.

7. Related Party Transactions

In the ordinary course of business, the Company deals with the Parent and other affiliated companies. These transactions arise in the normal course of business and are summarized below. Receivables from and payables to affiliates represent amounts due from and to affiliate companies which are expected to be settled in the normal course of business.

Cash and Cash Equivalents
The Company had $3,179,903 of cash on deposit with the Parent at December 31, 2006, which is noninterest bearing. The Company had $17,920,995 in a money market mutual fund of an affiliated entity.

Cash Segregated Under Regulation
The Company had $23,938 of cash on deposit with the Parent at December 31, 2006, which is a restricted cash account for the purpose of collecting and depositing customer money and distributing upon settlement. An offsetting liability of the same amount is recorded by the Company. Refer to Note 2.

Receivable from Parent
The Company had $10,921 of intercompany receivables from the Parent at December 31, 2006, which is included in other assets on the statement of financial condition.

Payable to Parent
The Company had $71,559 of intercompany payables to the Parent at December 31, 2006, which is included in accounts payable and other accrued liabilities on the statement of financial condition.

Dividend Declared and Paid to Parent
In 2006, there was a dividend declared and paid to Parent in the amount of $38,000,000.

Parent Services
The Parent provided certain management, operational, finance and other support services to the Company, which totaled $3,914,676 for the year ended December 31, 2006 and is included in the statement of operations as administrative fees paid to Parent. The corporate allocation process was refined and enhanced in 2006 to more accurately represent the actual usage of corporate

support services by the Company. The Parent allocates certain costs to the Company for rent and communication costs based on usage. Costs allocated to the Company during the year were $418,933 and $233,014, respectively, and are included in occupancy and equipment expense in the statement of operations. The Parent also allocates related costs to the Company for certain qualified retirement and defined contribution plans, as well as providing health care and life insurance benefits. Refer to Note 9 for additional information.

The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

Revenue

The Company receives shareholder servicing, distribution and sales commissions from the third-party distributor to the BB&T Funds (the "Funds") and BB&T Annuities (the "Annuities"). The Funds and Annuities are sponsored and advised by an affiliate of the Company. The Company generated $3,088,249 and $3,858,772 in commission and fee income from Funds and Annuities, respectively.

The Company holds the licenses of certain BB&T Insurance representatives selling Variable Universal Life Insurance. As part of this agreement, the Company retains 5% of commissions generated. Correlated revenues included in other income in the statement of operations totaled $51,737 in 2006.

The Company acts as sales agent for the Elite MSP product, which is advised and managed by an affiliate. Commission payments of $2,233,153 were received from sales of this product in 2006. $738,438 was recorded as revenue and is included in other income in the statement of operations and $1,494,715 was deferred in 2006 and is classified as deferred revenue on the statement of financial condition.

8. Income Taxes

The income tax expense included in the Statement of Operations for the year ended December 31, 2006, consists of the following:

Current tax expense	
Federal	$ 7,306,879
State	873,896
Total current tax expense	8,180,775
Deferred tax benefit	
Federal	(409,308)
State	(61,550)
Total deferred tax benefit	(470,858)
Income tax expense	$ 7,709,917

Income tax expense above does not include the effects of income tax deductions resulting from exercises of stock options, which amounted to $15,545 during 2006, and were recorded as increases to shareholder's equity.

Income tax expense differs from the amount computed by applying the 35% statutory federal income tax rate to income before income taxes for the following reasons:

Federal income taxes at statutory rate of 35%	
Increase in income tax expense as a result of:	$ 7,166,072
State income taxes, net of Federal tax benefit	528,025
Other, net	15,820
Income tax expense	$ 7,709,917
Effective income tax rate	37.66%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included in the Statement of Financial Condition, and deferred tax liabilities at December 31, 2006, are presented below:

Deferred tax assets	
Reserves	$ 97,538
Unearned Income	580,253
Total deferred tax assets	677,791
Deferred tax liabilities	
Depreciation	(145,733)
Prepaid Expense	(131,963)
Total deferred tax liabilities	(277,696)
Net deferred tax asset	$ 400,095

The Company has no valuation adjustment for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

9. Employee Benefit Plans and Compensation Payable

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations and, for defined benefit plans, consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. The Company was allocated a net pension cost of $864,663 for the year ended December 31, 2006. The Company's employees are eligible to participate in a contributory profit sharing and 401(k) plan sponsored by the Corporation. The Corporation allocated $1,100,668 in expense to the Company as its matching contribution for the plan during the year. Both the net pension cost and matching contributions are included in the employee compensation benefit-administrative expense in the statement of operations.

In addition to providing retirement benefits, the Corporation provides health care and life insurance benefits for active and retired employees. Substantially all of the Corporation's employees may become eligible for postretirement benefits if they reach early retirement age while employed by the Corporation and they have the required number of years of service. Under the Corporation's current plan, eligible retirees are entitled to a fixed dollar amount benefit based on years of service. Additionally, certain current retirees are eligible for different benefits attributable to prior plans. The Company had approximately 347 covered employees at December 31, 2006. The Corporation allocated $1,480,872 for health care and life insurance benefits to the Company for the year ended December 31, 2006, which is included in the employee compensation benefit-administrative expense in the statement of operations.

10. Fair Value of Financial Instruments

The Company's financial instruments are short-term financial instruments with carrying amounts which approximate fair value. These financial instruments generally expose the Company to limited credit risk.

11. Commitments and Contingencies

The company has recorded a liability of $23,938 related to estimated breakpoint refunds owed customers at December 31, 2006. This amount is included in accounts payable and other accrued liabilities on the statement of financial condition.

In the normal course of business, securities transactions of brokerage customers of the Company are introduced and cleared through a clearing broker on a fully disclosed basis. The clearing broker may re-hypothecate certain securities held on behalf of the company. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. The Company has the right to pursue collection or performance from customers who do not perform under their contractual obligation. The Company monitors the credit standing of the clearing broker and all customers with which it conducts business. For the year ended December 31, 2006, there have been no such unsecured losses recognized by the Company. In addition, the Company is unable to reasonably forecast future losses that could occur as a result of a customer's failure to complete a transaction.

In the course of its business, the Company is subject to regulatory examinations, information gathering requests, inquiries and investigations. Management does not believe there are any liabilities related to regulatory matters, except for the breakpoint reserve.

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions that settle in accordance with industry practice. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit quality of the customer or issuer of the instrument held as collateral.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. On December 31, 2006, the Company's net capital under the rule was $34,993,320 which was $34,743,320 in excess of the minimum required net capital of $250,000.

END